SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29454; 812-13582]

Dolby Laboratories, Inc.; Notice of Application

October 1, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 3(b)(2) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Dolby Laboratories, Inc. ("Dolby") seeks an order under section 3(b)(2) of the Act declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Dolby, directly and through its wholly-owned subsidiaries, develops and delivers products and technologies that are used throughout the entertainment industry to produce a more immersive and enjoyable experience.

Filing Date: The application was filed on September 26, 2008, and amended on April 7, 2009, April 22, 2010, and September 30, 2010.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 26, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090. Applicant, 100 Potrero Avenue, San Francisco, CA 94103.

<u>For Further Information Contact</u>: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or Jennifer

L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

applicant using the Company name box, at http://www.sec.gov/search/search.htm or calling

(202) 551-8090.

<u>Applicant's Representations</u>:

1.	Dolby, a Delaware corporation, directly and through its wholly-owned

subsidiaries, develops and delivers innovative products and technologies that are used

throughout the entertainment industry to produce a more immersive and enjoyable experience.

Dolby generates revenue by licensing its technologies to manufacturers of consumer electronics

products and software vendors and selling professional products and related services to

entertainment content creators, producers and distributors. Dolby works across the global

entertainment industry by offering products and services for content creators, such as studios and

broadcasters, to encode content in Dolby's formats, by licensing Dolby technology to consumer

electronics manufacturers and software vendors so that consumers can enjoy the content that has

been encoded in Dolby's proprietary formats, and by working directly with standards bodies in

an effort to have Dolby's formats adopted in their specifications to ensure a common standard

across devices and to improve the overall consumer experience.

2.   Dolby states that its business is highly capital intensive, highly cyclical and

requires research and development of new technologies. As a result, Dolby represents that it

maintains a substantial amount of cash, and various short-term investment securities, to run its

operations, including research and development activities,[1] and to be available for strategic

acquisitions. Dolby also states that it seeks to preserve capital and maintain liquidity by investing

in short-term fixed income and money market investments that are investment grade, liquid, and

that earn competitive market returns and provide a low level of credit risk in order to conserve

capital and liquidity until the funds are used in Dolby's primary business or businesses ("Capital

Preservation Investments"). Dolby states that it does not invest in securities for short-term

speculative purposes.

3.   Dolby also states that a significant portion of its assets consist of intangible

assets, such as internally-generated intellectual property and other intangibles that may not

appear on its balance sheet. Dolby states that because it holds its internally-developed intangible

assets through wholly-owned subsidiaries, the value of its investment securities is (and likely

will remain) well below 40% of its total assets (excluding Government securities and cash items)

on an unconsolidated basis. Dolby states, however, that valuation of internally-developed

intangible assets is difficult and inherently subjective, and Dolby believes that it cannot rely on

the fact that it does not meet the definition of investment company found in section 3(a)(1)(C) of

the Act because third parties such as underwriters will not accept investment company status

representations based on unconsolidated calculations that rely on Dolby's valuations of those

assets. Because Dolby cannot rely on the fact that it does not meet the definition of investment

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[1]   In fiscal years 2007, 2008 and 2009, Dolby's research and development expenses were $44.1 million, $62.1 million and $66.7 million, respectively, and accounted for roughly 14.9%, 17.6% and 18.7% of Dolby's total expenses (including the cost of revenues), respectively.

company found in section 3(a)(1)(C) in circumstances requiring an unqualified opinion that

Dolby is not an investment company under the Act, it seeks an order of the Commission pursuant

to section 3(b)(2) of the Act.

Applicant's Legal Analysis:

1.   Dolby seeks an order under section 3(b)(2) of the Act declaring that it is primarily

engaged in a business other than that of investing, reinvesting, owning, holding or trading in

securities, and therefore not an investment company as defined in the Act.

2.   Under section 3(a)(1)(C) of the Act, an issuer is an investment company if it is

engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or

trading in securities, and owns or proposes to acquire investment securities having a value in

excess of 40 percent of the value of the issuer's total assets (exclusive of Government securities

and cash items) on an unconsolidated basis. Section 3(a)(2) of the Act defines "investment

securities" to include all securities except Government securities, securities issued by

employees' securities companies, and securities issued by majority-owned subsidiaries of the

owner which (a) are not investment companies, and (b) are not relying on the exclusions from

the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act. Dolby states that

as of June 25, 2010, the value of its total assets on an unconsolidated basis (exclusive of

Government securities and cash items) was approximately $7.5 billion, the value of Dolby's

investment securities (as defined in section 3(a)(2) of the Act) on an unconsolidated basis was

approximately $0 and constituted approximately 0.0% of Dolby's total assets (exclusive of

Government securities and cash items).

3.   Rule 3a-1 under the Act provides an exemption from the definition of investment

company if no more than 45% of a company's total assets consist of, and not more than 45% of its net income over the last four quarters is derived from, securities other than Government

securities, securities of majority-owned subsidiaries and primarily controlled companies. These

percentages are determined on a consolidated basis with the company's wholly-owned

subsidiaries. Dolby states that it currently relies on rule 3a-1 and limits its investment in Capital

Preservation Investments, investing its liquid capital more heavily in Government securities and

cash items to ensure that its investment securities remain within the limits of the asset

component of rule 3a-1's 45% test. Dolby believes that limiting its Capital Preservation

Investments to meet the constraints of rule 3a-1 greatly underutilizes Dolby's cash management

potential to the detriment of Dolby and its shareholders.[2]

4.   Section 3(b)(2) of the Act provides that, notwithstanding section 3(a)(1)(C) of the

Act, the Commission may issue an order declaring an issuer to be primarily engaged in a

business or businesses other than that of investing, reinvesting, owning, holding, or trading in

securities either directly or through majority-owned subsidiaries or through controlled

companies conducting similar types of businesses. Dolby requests an order under section 3(b)(2)

of the Act declaring that it is primarily engaged in a business other than that of investing,

reinvesting, owning, holding or trading in securities, and therefore not an investment company as

defined in the Act.

5.   In determining whether a company is primarily engaged in a non-investment

company business under section 3(b)(2), the Commission considers: (a) the issuer's historical

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[2]   Rule 3a-8 under the Act provides an exemption for certain companies whose research and
        development expenses are a substantial percentage of their total expenses. Dolby does not rely
        on rule 3a-8 because its research and development expenses have in recent years accounted for
        less than 20 percent of its total expenses (including the cost of revenues).

development; (b) its public representations of policy; (c) the activities of its officers and

directors; (d) the nature of its present assets; and (e) the sources of its present income.[3]

a. Historical Development. Dolby states that since its founding in 1965, it has been

engaged in delivering products and technologies that are employed throughout the entertainment

creation, distribution and playback process to enhance the entertainment experience. In recent

years, Dolby has expanded its focus on developing and delivering new audio and video

technologies that enhance the entertainment experience. Dolby's revenue comes almost

exclusively from its licensing, sales and services of its technologies to manufacturers of

consumer electronics products and software vendors.

b. Public Representations of Policy. Dolby states that it has never represented that it

is involved in any business other than developing and delivering products and technologies for

the entertainment creation, distribution and playback process. Dolby asserts that it has

consistently stated in its annual reports, stockholder letters, prospectuses, filings with the

Commission, press releases, marketing materials, and website that it is engaged in the business

of developing and delivering products and technology that improve the entertainment

experience. Dolby states that it generally does not make public representations regarding its

investment securities except as required by its obligation to file periodic reports to comply with

federal securities laws. Dolby further states that it has emphasized operating results and has

never emphasized either its investment income or the possibility of significant appreciation from

its cash management investment strategies as a material factor in its business or future growth.

c. Activities of Officers and Directors. Dolby states that its directors spend

substantially all of their time as directors for Dolby overseeing Dolby's business of developing

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[3]   Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).

and delivering products and technologies for the entertainment creation, distribution and playback process. Dolby states that its executive officers spend substantially all of their time managing Dolby's business of developing and delivering innovative products and technologies that are used throughout the entertainment industry. Dolby's Chief Financial Officer spends less than 5% of his time monitoring Dolby's cash balances and managing short-term investment securities in accordance with Dolby's investment policies. None of Dolby's executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities.

As of September 25, 2009, Dolby had approximately 1,135 employees in locations throughout the world, consisting of 388 employees in sales and marketing, 421 employees in products and technology (including 345 employees in research and development) and 326 employees in general and administrative functions. In addition to the Chief Financial Officer, only three employees spend a small portion of time on matters relating to the management of Dolby's investment securities: the Vice President, Tax and Treasury spends less than 10% of his time on investment matters. The Director of Treasury spends about one-third of her time on investment matters and the Treasury Manager spends approximately 20% of his time on investment matters.

d.   Nature of Assets. Dolby states that as of June 25, 2010, the value of its investment securities (as defined in section 3(a)(2) of the Act) was approximately $411 million, which constituted approximately 39.2% of its total assets on a consolidated basis (exclusive of Government securities and cash items) in accordance with rule 3a-1.[4] Dolby states that its

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[4]   For purposes of determining its primary business, Dolby believes that consolidating its financial results with those of its wholly-owned subsidiaries presents a more accurate view of Dolby's business and financial position and a more reliable basis for evaluating its assets and income.

investments in "investment securities" that are not Capital Preservation Instruments will be no more than 10 percent of its total assets (other than Government securities and cash items) on a consolidated basis. Dolby further states that it owns, through its wholly-owned subsidiaries, a significant amount of intangible assets, including internally-developed intellectual property. Dolby states that notwithstanding the value of its internally-developed intellectual property to its business, that value is not recorded on Dolby's consolidated balance sheet as it is not treated as an asset under Generally Accepted Accounting Principles. Dolby also states that the asset tests used in connection with sections 3(a)(1)(C), 3(b)(1) and 3(b)(2) of the Act and rule 3a-1 under the Act thus significantly understate the relative value of Dolby's internally-developed intellectual property assets and significantly overstate the relative value of investment securities.

e. Sources of Income and Revenue. Dolby states that for the four fiscal quarters ended June 25, 2010, most of Dolby's net income before taxes was generated by its operating activities. At the end of the third quarter of fiscal 2010, Dolby had net income of $405 million for the last four fiscal quarters combined, of which net investment income was $8 million or 2% of income before taxes. Dolby states that the overwhelming majority of its income is operating income generated by its licensing and products and services sales activities.

6. Dolby thus asserts that it satisfies the standards for an order under section 3(b)(2) of the Act.

Applicant's Conditions:

Dolby agrees that any order granted pursuant to the application will be subject to the following conditions:

1. Dolby will continue to allocate and utilize its accumulated cash and investment securities for bona fide business purposes.

2.	Dolby will refrain from investing or trading in securities for short-term speculative purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary